

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

Re: Companhia Vale do Rio Doce
Form 20-F for Fiscal Year Ended December 31, 2005
Filed May 25, 2006
Response Letter Dated January 26, 2007
File No. 001-15030

Dear Mr. Barbosa:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 2. Basis of consolidation, page F-8

1. We are considering your response to prior comment number six. Please address the following additional items so that we may better understand your response and the methodology you are using to account for your investments in hydroelectric power projects.

   - Explain the specific nature and terms of the consortium contracts that give you an undivided interest in assets and a proportionate share of liabilities and expenses;
   - Provide a detailed explanation to describe your methodology for consolidating these investments;

- Explain the nature of the relationship you have with the other parties to the consortium contracts. In this regard, provide details regarding applicable contractual relationships with other members of the consortium;
- Provide us with an understanding regarding your legal structure of the arrangements and how matters such as dispute resolution are provided for in your agreements;
- Explain your responsibility if liabilities were to arise outside of the ordinary course of business such as an environmental remediation, catastrophic events etc;
- Describe the methods of financing these projects and how responsibilities are determined regarding repayment and events of default;
- Describe the method by which decisions are made regarding the projects activities;
- Tell us the business objective for your investment in these projects;
- Tell us how you have considered the guidance in EITF 97-2 with respect to your investments in the consortium contractual arrangements;
- Please explain in greater detail, why you do not believe the equity method of accounting for these arrangements is appropriate.

Note 16. Stockholders' equity, page F-22

2. We note from your response to prior comment number ten that "there is no basis for recognizing a liability based on the provisions of the shareholders' agreement because we only recognize a liability for dividends when they are declared or on the basis of the statutory minimum distribution." Please support this policy given that one requirement under the Valepar shareholders' agreement, as disclosed on page 96, "provides for the maintenance by CVRD of a dividend policy requiring CVRD to distribute 50% of CVRD's net profit for each fiscal year." In addition, with respect to the Valepar shareholders' agreement, please tell us what you meant by your statement that "CVRD is not a party."

Engineering Comments

Lines of Business, page 27

Mining, page 29

3. We note your response to your comment number 12. However, given the significant increase in your reported reserves during 2005, we request that you provide a reconciliation table between your last two years of reserves, and provide the primary reasons for the changes in reserves in an accompanying

narrative disclosure that summarizes the nature and extent of the increases. We reissue comment number 12.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief